Nestlé

03003264

03 JAN 23 AM 7:21

82-1252

SUPPL

PRESS RELEASE

Nestlé To Buy Mövenpick Ice Cream Brand Worldwide

- **Nestlé acquires the Mövenpick brand for ice cream worldwide**
- **The agreement is an important step in the worldwide moves to improve growth and performance of Nestlé's ice cream business and enhances its competitive position**

Vevey, 23 January 2003 – Nestlé has just signed an agreement with the Mövenpick Group to acquire the Mövenpick brand for ice cream products and related ice cream businesses worldwide with the exception of the New Zealand manufacturing operations. Mövenpick branded ice cream sales worldwide amount to approximately CHF 300 million, mostly through license partners. The Swiss business, including exports, accounts for around CHF 40 million. The acquisition price was not disclosed. The transaction is subject to regulatory approval in only a very limited number of countries.

Mövenpick Group has operated its successful ice cream business mainly through licensing agreements with companies in Germany, Norway, Sweden, Finland, Egypt and Saudi Arabia. In Germany, the key market for Mövenpick ice cream, the Schöller Company, acquired by Nestlé in March 2002, held the license.

Nestlé will continue to manufacture Mövenpick ice cream products in Switzerland.

The agreement between Nestlé and Mövenpick does not include other Mövenpick food businesses such as coffee, jams, chilled dairy products and wine nor the Hotel and Restaurant Business, which will continue to be owned by the Mövenpick Group.

With this acquisition Nestlé enhances its position as one of the world market leaders in ice cream, built up from a marginal role to one of the leading organizations over the last decade. The high quality and brand image of Mövenpick ideally complements the Nestlé ice cream brand portfolio, particularly in Europe, increasing at the same time the Nestlé presence in the category with high quality brands such as Häagen-Dazs in North America and Antica Gelateria del Corso in Italy.

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Contacts:

Media:	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*